Gold City Industries Ltd.
Suite 550 – 580 Hornby Street, Vancouver, BC V6C 3B6
telephone: (604) 682-7677 fax: (604) 642-6577
email: info@gold-city.net Website: www.gold-city.net

January 19, 2004

Mr. Hugh Wynne
San Gold Resources Corporation
Lot 1, Block 12
Bissett, Manitoba R0E 0J0

Dear Mr. Wynne:

Amendment Number 1 to the Letter of Intent Dated January 8, 2004
This Amendment is dated January 19, 2004

By way of this letter, we wish to amend certain terms and conditions of the Letter of Intent dated January 8, 2004 between Gold City Industries Ltd. ("Gold City") and San Gold Resources Corporation ("San Gold").

As requested by San Gold, Gold City agrees it will not invest in San Gold's current private placement of 4,000,000 units, as the private placement is over-subscribed. In lieu of the investment by Gold City, which was also intended to provide a backstop guarantee to San Gold to ensure its Private Placement was fully subscribed for, we confirm our agreement to the following:

1. Notwithstanding that the aforesaid private placement has been fully subscribed for, San Gold will require a further $250,000 to pay out and secure a release of the existing obligation of San Gold to Hunter-Dickinson, and a discharge of the BCSC Supreme Court Action commenced by Hunter-Dickinson against San Gold in respect of such obligation. These funds shall be advanced by Gold City to San Gold substantially on the terms proposed by Harris Partners in their letter of December 19, 2003, as follows:

   - 6 month loan, thereafter on demand;
   - convertible at Gold city's option, at anytime during the term of the loan and as long thereafter as the principal and accrued interest, if any, remains unpaid, into San Gold shares at $0.20 per share;
   - Gold City shall receive an equal number of warrants exercisable to purchase San Gold shares, at an exercise price of $0.25 per share, for eighteen months from the date of conversion.

2. The deemed contribution by San Gold to the Joint Venture, shall be reduced from $2,000,000 to $1,000,000; to acquire and own 50% of HGC and the San Gold

Project, Gold City's initial funding obligation will be reduced accordingly, from $2,000,000 to $1,000,000, which will be raised by way of private placement (half of which is expected to be flow-through and half non-flow-through). All such monies raised by Gold City including the non-flow-through portion will be allocated for exploration on the San Gold Project.

3. All of San Gold's mining properties located within an 80 kilometre (50 mile) area of influence from the boundary of mineral properties that comprise the existing San Gold Project, and any new properties that may be acquired by either party within this same area of influence shall form part of the property of the Joint Venture;

4. The Letter of Intent of January 8, 2004, as varied by this Amendment, remains subject to acceptance for filing by the TSX Venture Exchange.

Notwithstanding any of the terms and conditions described in this Amendment, the parties hereby agree that the Letter of Intent of January 8, 2004 continues to remain in full force and effect.

Yours truly,
GOLD CITY INDUSTRIES LTD.

Per: ______________________
Fred Sveinson, P.Eng.
President and CEO

Accepted January 19th, 2004 on behalf of SAN GOLD RESOURCES CORPORATION by

____
Hugh Wynne
President & CEO